13014919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8- 68350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diffusion Markets, L.L.C.
(Filed as Confiendtial information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas, Ninth Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ahn 212-403-8584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Diffusion Markets, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

Oath or Affirmation

I, Stephen Rossi, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Diffusion Markets, L.L.C., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Diffusion Markets, L.L.C.

By: ______________________
Stephen Rossi
Authorized Signatory

Subscribed and sworn to before me this 26th day of February, 2013

By: ______________________
Notary Public

JAKE A. LIPMAN
Notary Public, State of New York
No. 01LI6173955
Qualified in New York County
Commission Expires Sept. 10, 2015

ERNST & YOUNG

Diffusion Markets, L.L.C.

Statement of Financial Condition

December 31, 2012

Diffusion Markets, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
Diffusion Markets, L.L.C.

We have audited the accompanying statement of financial condition of Diffusion Markets, L.L.C. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diffusion Markets, L.L.C. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2013

Diffusion Markets, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets		(in thousands)
Cash equivalents	$	4,954
Receivable from clearing broker		5,101
Financial instruments owned		11,455
Other assets		51
Total Assets	**$**	**21,561**
Liabilities and Member's Capital		
Payable to affiliate		2,689
Financial instruments sold, but not yet purchased		13,117
Other liabilities and accrued expenses		1
Total Liabilities		**15,807**
Commitments, Contingencies, and Guarantees		
Member's Capital		**5,754**
Total Liabilities and Member's Capital	**$**	**21,561**

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

Diffusion Markets, L.L.C. (the "Company") is a Delaware limited liability company. Diffusion Markets Holdings, L.L.C. is the manager of the Company (the "Manager") and the sole member of the Company (the "Parent"). D. E. Shaw & Co., L.P. ("DESCO LP") is the manager and sole member of the Parent.

The Company is a securities broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Chicago Board of Exchange ("CBOE"), NYSE Arca Options ("NYSE Arca"), and NYSE Amex Options. On February 24, 2012, the Company received approval from the NYSE Arca to become a registered market maker.

The principal investment objective of the Company is to achieve capital appreciation. The primary purpose of the Company is to invest in, reinvest in, and trade securities, other financial instruments, and other interests. While the Company is authorized to trade a wide variety of products and any number of trading strategies, it focused predominantly on certain options-related strategies, including market making, during the year.

The Company owns preferred shares through joint back office arrangements with its clearing broker ("Clearing Broker"). This results in the Company receiving an exemption from Regulation T.

It should be noted that nothing in this statement of financial condition or notes thereto shall create or imply any limit on the discretion of the Manager.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

The Company considers short-term, highly liquid investments that are readily convertible to known amounts of cash and having original maturities of three months or less, at the time of purchase, to be cash equivalents. This may include without limitation money market investments. Money market investments, if any, are carried at net asset value which approximates fair value. As of year-end, a significant portion of the Company's liquidity is maintained in cash equivalents and was deposited with, or held by, HSBC Bank USA N.A.

2. Significant Accounting Policies (Continued)

Receivables and payables (including those resulting from contractual commitments and cash or other collateral) are reported net by counterparty, provided there is a legally enforceable netting agreement.

Dividends are recorded on the ex-dividend date, and operating and other expenses, as well as interest income and interest expense, are recorded on an accrual basis.

Principal transactions in financial instruments are recorded on a trade date basis.

Substantially all of the Company's assets and liabilities are carried at fair value or recorded at contracted amounts that approximate fair value.

a. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date ("Fair Value Measurements").

   The Company determines the fair value of its assets and liabilities based on the fair value hierarchy established in Fair Value Measurements, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring the fair value of assets and liabilities. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the information market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy gives the highest priority to observable inputs (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

   i. Level 1: Financial instruments with unadjusted quoted market prices in active markets for identical assets or liabilities. Active markets may be, but are not limited to, recognized, established securities exchanges. Equities that are principally traded on a particular recognized, established securities exchange are generally valued at their "official closing" prices as determined by such exchange. Derivative financial instruments and other investments principally traded on a particular recognized, established securities exchange are generally valued at the last "bid" or "asked" price or at the mean between such prices, as such prices are reported by the established quotation system for that investment or any other reputable source

2. Significant Accounting Policies (Continued)

a. (Continued)

selected by the Company. Level 1 assets and liabilities generally include debt and equity securities and derivative financial instruments that are principally traded in active markets, as well as certain other investments that are highly liquid and are actively traded in over-the-counter markets;

ii. Level 2: Financial instruments with valuations that have observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities; quoted market prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The fair value of financial instruments for which quoted market prices are not readily available may be determined based on other relevant factors, including without limitation dealer price quotations, the price activity of similar instruments, and valuation pricing models. Examples of Level 2 assets and liabilities are without limitation debt and equity securities with quoted market prices that are traded less frequently than exchange-traded securities or instruments cleared by a clearinghouse, derivative financial instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data;

iii. Level 3: Financial instruments with valuations that have unobservable inputs that are significant to the determination of the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using certain market standard methodologies and inputs where independent pricing information cannot be obtained for a significant portion of the underlying assets or liabilities.

The Manager uses DESCO LP's pricing group (the "Pricing Group") to determine the fair value of substantially all of the Company's investments. The Pricing Group is an internal support unit that is independent of DESCO LP's trading and portfolio management functions. The Pricing Group submits periodic analyses and findings to DESCO LP's Valuation Working Group ("VWG"), which includes several members of senior management.

The primary role of the VWG is to oversee DESCO LP's valuation process. The VWG meets on a periodic basis to discuss, among other things, (i) investments that have exhibited material price movements over the measurement period,

2. Significant Accounting Policies (Continued)

a. (Continued)

(ii) investments of material value that have exhibited no price change over a defined period, and (iii) significant enhancements or material exceptions to pricing methodologies and procedures. The VWG also reviews from time to time the Pricing Group's written valuation policies. In addition, the VWG routinely reviews the Pricing Group's assessment of the quality of pricing information provided by third parties that is used in the valuation process. This assessment is based on analyses that may include a comparison of the prices provided by third parties against the Company's executed trade prices at or near the time of execution, prices provided by alternative valuation sources, or prices derived using reasonable alternative inputs.

b. Financial instruments owned and financial instruments sold, but not yet purchased may include without limitation equity securities and certain derivative financial instruments such as options. All financial instruments are reflected on the statement of financial condition at fair value. The resulting net change in unrealized gains and losses on these equity securities and derivative financial instruments is reflected in member's capital on the statement of financial condition.

In the normal course of business, the Company has entered into certain contracts that provide for a variety of indemnities by the Company. The Company's maximum exposure under these indemnities is unknown. However, no liabilities have arisen under these indemnities in the past, and while there can be no assurances in this regard, there is no current expectation that any will occur in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

The Company accounts for the effect of uncertain tax positions in its statement of financial condition. The Company measures such tax positions against the more-likely-than-not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to the tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability (unrecognized tax benefit) in this statement of financial condition, though no liabilities were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree the tax positions adopted by the Company, the Company does not expect that any assessments would be material to its financial position if taxing authority did not agree with such positions.

2. Significant Accounting Policies (Continued)

a. (Continued)

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-11 ("ASU No. 2011-11"), Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities. ASU No. 2011-11 enhances the disclosure requirements for certain financial instruments and derivatives that are subject to enforceable master netting agreements or similar arrangements and is effective for periods beginning on or after January 1, 2013. The disclosures are required regardless of whether the instruments have been offset (or netted) in the statement of financial condition. Other than the additional disclosures, the Company does not believe that the adoption of ASU No. 2011-11 will have a material effect on the Company's statement of financial condition.

3. Receivable From Clearing Broker

The Company enters into transactions in financial instruments with one clearing broker pursuant to clearance agreements and other collateral arrangements that subject the Company to credit risk.

Clearance agreements permit the Clearing Broker to pledge or otherwise hypothecate the Company's securities and/or other positions, subject to certain limitations, typically based on the Company's margin borrowings. The Clearing Broker may also liquidate such securities and/or other positions where required collateral is not posted on a timely basis. In addition to the cash collateral held by such Clearing Broker in connection with the Company's transactions in financial instruments, a portion of the Company's financial instruments owned and cash deposited with the Clearing Broker represent amounts either (a) held as collateral against various margin obligations, or (b) deposited to meet certain operating needs of the Company (though such deposits may or may not be of adequate size at any given point in time to serve its intended purpose).

The Company has pledged $1.3 million of cash collateral in connection with its positions as of year-end, and such amounts are included net in receivable from clearing broker on the statement of financial condition. The majority of the remaining receivable from clearing broker is encumbered to cover its net short position with the Clearing Broker.

To the extent the Company has not borrowed the maximum amount available from the Clearing Broker or has deposited excess cash with the Clearing Broker for items (a) and (b) mentioned above, such amounts represent available short-term funding. The

3. Receivable From Clearing Broker (Continued)

Company maintains only a limited portion of its liquidity in these forms of available short-term funding. This subjects the Company to liquidity risk, not only with respect to additional short-term funding currently considered to be available from the Clearing Broker, but also with respect to the repayment of existing borrowings, to the extent the Clearing Broker may choose to decrease collateralized margin borrowings they make available to the Company. The Company seeks to limit this liquidity risk by both (x) attempting to include in its contract with the Clearing Broker a reasonable notice period before the Clearing Broker can change its margin requirements, and (y) maintaining a significant portion of its liquidity in the form of cash equivalents, to act as a buffer against this and other occurrences that may require the use of cash.

4. Related Party Transactions

The Manager utilizes DESCO LP to provide substantially all personnel, administrative functions, and overhead, and certain other services to the Company. In consideration for providing these services and in accordance with the applicable operating documents, DESCO LP is reimbursed by the Company. As of December 31, 2012, the payable to affiliate amount consists of such fees to be paid to DESCO LP.

5. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of the CBOE, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of approximately $5.1 million, which exceeded the minimum requirement by approximately $4.8 million.

Proprietary balances, if any, held at a Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and such Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

In September 2012, the Company received notification from CBOE of a possible disciplinary action relating to a technical deficiency in the timeliness of the independent audit of the Company's anti-money laundering procedures identified

5. Regulatory Considerations and Net Capital Requirement (Continued)

in a CBOE routine financial and operational examination. The inquiry is ongoing, and the Company expects that it will ultimately be assessed a fine in connection with this matter. The Company believes that the resolution of this matter will not have a material adverse effect on the statement of financial condition of the Company.

6. Certain Financial Instruments, Associated Risks and Off-Balance-Sheet Risk

In the normal course of business, the Company enters into transactions in financial instruments sold but not yet purchased for the purpose of hedging its exposure to market risk, and in connection with its normal investing activities. Risk in these transactions arises from changes in the fair value of the underlying financial instruments.

a. Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold, but not yet purchased represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

b. Derivative Financial Instruments

Derivative financial instruments contain varying degrees of off-balance-sheet risk, whereby the occurrence of certain credit events, changes in interest rates, equity indices, or the fair value of the underlying financial instruments may result in losses in excess of any amounts reflected on the statement of financial condition. The specific types of derivative financial instruments traded by the Company are described further as follows:

Option contracts written are derivative financial instruments that provide a counterparty with (a) the right, but not the obligation, to purchase or sell financial instruments at a specified price on or before a specified future date, or (b) the right to exchange cash flows based on the changes in the values of the financial instruments underlying the option contract. A premium is received by the option contract writer in exchange for bearing the risk of unfavorable changes in the values of the financial instruments underlying the option contract.

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk

(Continued)

b. *Derivative Financial Instruments (Continued)*

At December 31, 2012, the fair value of the Company's derivative financial instruments was as follows (in thousands):

	Derivative Assets Fair Value	Derivative Liabilities Fair Value	Average Notional Amounts
Equity Contracts	$ 10,075	$ 11,384	$ 884,756

While, individually, these derivative financial instruments carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used to limit (though not eliminate) certain risks to the Company are identified. In any case, it should be noted that the Company's exposure to credit risks associated with counterparty nonperformance on these instruments is limited to the fair value of such contracts (as well as any margin posted on such contracts), which are included on the statement of financial condition as a receivable from clearing broker, financial instruments owned and financial instruments sold, but not yet purchased. It is the Company's policy to monitor its exposure to credit risks, to pledge collateral where deemed necessary, and to obtain collateral where permitted and deemed necessary.

7. Fair Value Measurements

Based upon a fair value hierarchy in accordance with Fair Value Measurements, the Company's assets and liabilities that are recorded at fair value have been categorized, as discussed further in Note 2. The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value as of year-end.

7. Fair Value Measurements (Continued)

	(in thousands)			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash Equivalents	$ 4,954	$ -	$ -	$ 4,954
Financial Instruments Owned				
Common Stock	1,380	-	-	1,380
Options	9,280	795	-	10,075
Assets, at Fair Value	**$ 15,614**	**$ 795**	**$ -**	**$ 16,409**
Liabilities				
Financial Instruments Sold, but Not Yet Purchased				
Common Stock	$ 1,733	$ -	$ -	$ 1,733
Options	10,924	460	-	11,384
Liabilities, at Fair Value	**$ 12,657**	**$ 460**	**$ -**	**$ 13,117**

8. Commitments, Contingencies, and Guarantees

In the normal course of business, the Company may trade and hold certain fair-valued derivative financial instruments, such as written put options which may constitute guarantees.

As of year-end, the Company held written put option contracts with expiration dates ranging from January 4, 2013 to January 17, 2014. The Company's maximum payout for each written put option is limited to the notional amount of the relevant option, which in the aggregate would be $131.9 million. Maximum payouts may be offset by the subsequent sale, if any, of assets received by the Company in the settlement of the relevant written put option. The aggregate fair value of the Company's written put options amounted to $5.4 million.

While, individually, these fair-valued written put options carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used to limit (though not eliminate) certain risks to the Company are identified.

9. Subsequent Events

The Company has evaluated events subsequent to December 31, 2012 through February 26, 2013, the date this statement of financial condition was available to be issued.